UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2002

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

None
(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

      (a)   Financial statements of business acquired.

      Not applicable.

      (b)   Pro Forma Financial Information

      Not applicable.

      (c)   Exhibits.

      The following exhibits are being filed herewith and this list shall constitute the exhibit index:

      <u>Exhibit</u>

      (99)   Press Release

Item 9. Regulation FD Disclosure

On November 18, 2002, Umpqua Holdings Corporation issued a press release announcing that Centennial Bancorp merged with and into Umpqua Holdings Corporation effective November 15, 2002, with Umpqua Holding Corporation the surviving corporation. All information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: November 18, 2002   By: /s/ Raymond P. Davis
                                       Raymond P. Davis
                                       President and Chief Executive Officer

EXHIBIT 99

UMPQUA HOLDINGS CORPORATION

Parent Company for Umpqua Bank and Strand, Atkinson, Williams & York

FOR IMMEDIATE RELEASE

For more information, contact:

Lani Hayward	Dan Sullivan	Ken Ray
Umpqua Holdings Corporation	Umpqua Holdings Corporation	Fleishman Hillard
503-228-2117	503-546-2492	503-221-7415
lanihayward@umpquabank.com	dansullivan@umpquabank.com	rayk@fleishman.com

UMPQUA HOLDINGS CORPORATION COMPLETES ACQUISITION OF CENTENNIAL BANCORP

Merger Propels Umpqua Bank to Number One in Market Share in Lane County, Establishes Solid Presence in Portland Metropolitan Area

PORTLAND, Ore. - Nov. 18, 2002 -- Umpqua Holdings Corporation (NASDAQ: UMPQ), parent company of Umpqua Bank, today announced it has completed its acquisition of Centennial Bancorp (NASDAQ: CEBC), parent company of Centennial Bank. Total value of the acquisition is approximately $214 million.

Umpqua Holdings will integrate Centennial Bank into Umpqua Bank's operations, and all Centennial Bank offices will operate under the Umpqua Bank name, effective immediately. Umpqua Bank plans to consolidate two of its Eugene stores into existing Centennial Bank offices and will consolidate one Centennial Bank office into an existing Umpqua Bank store in Portland. Following these consolidations, which will take place in the first quarter of 2003, Umpqua Bank will have 63 store locations along the I-5 corridor from Ashland, Ore., to Vancouver, Wash., and along the Southern Oregon Coast from Newport to Brookings. This includes 15 store locations throughout the greater Portland metropolitan area (including Vancouver), greatly accelerating Umpqua Bank's ongoing growth in the Portland market.

"This merger positions our company for continued growth in all of our communities, establishes our footprint in the Portland area, and provides our customers with the widest range of financial products and services of any Oregon-based community bank," said Ray Davis, president and chief executive officer of Umpqua Holdings Corporation.

Total combined assets of Umpqua Holdings Corporation now stand at $2.5 billion. Total combined deposits are now $2.1 billion, with total combined loans of $1.7 billion. As of June 2002, Umpqua Bank and Centennial Bank had combined deposits in Lane County of approximately $557 million, or 22.6 percent of total deposits in Lane County, more than any other bank.

Umpqua Holdings will issue approximately 7.8 million shares of its own stock to acquire approximately 60 percent of Centennial Bancorp's outstanding shares at a fixed exchange ratio of 0.5343 of an Umpqua Holdings share for each share of Centennial Bancorp. The remaining outstanding Centennial Bancorp shares will be acquired for an aggregate amount of approximately $92.0 million in cash.

Centennial Bancorp shareholders had the opportunity to elect to receive either $9.35 per share in cash or 0.5343 of an Umpqua Holdings share for each share of Centennial Bancorp, subject to possible pro-ration as outlined in the merger agreement if elections exceeded certain amounts. Centennial shareholders who elected to exchange their shares for Umpqua Holdings shares or who failed to make a timely election will receive Umpqua Holdings shares. After pro-ration, Centennial shareholders who elected to exchange their shares for cash will receive cash for 74.0 percent of their cash-election shares and Umpqua Holdings stock for the remaining shares.

The transaction will qualify as a tax-free reorganization and Centennial Bancorp shareholders who receive Umpqua Holdings stock will not recognize taxable gain or loss on the exchange of their shares. The transaction will be accounted for under the purchase accounting method.

Davis will continue to lead the combined organization as president and CEO of Umpqua Holdings Corporation. Umpqua Bank is now co-led by two regional presidents. William Haden assumes the title of southern regional president, overseeing growth and development of Umpqua Bank's operations and market share in areas outside of the Portland metropolitan area. Haden will continue to be based in Roseburg. David Edson, formerly the president of Bank of America, Idaho, joined Umpqua Bank in October 2002 and assumed the position of northern regional president in November 2002. Edson will focus on development and growth of the bank's operations throughout the Portland metropolitan area.

As a result of the merger, Umpqua Holdings also reorganized its board of directors. The new board of directors consists of:

- Allyn Ford, Chairman of the Board, President and General Manager of Roseburg Forest Products
- James D. Coleman, Vice Chairman of the Board, President and Owner of Crater Lake Motors
- Raymond P. Davis, President and Chief Executive Officer, Umpqua Holdings Corporation
- Scott Chambers, President, Chambers Communications
- David B. Frohnmayer, President, University of Oregon
- Dan Giustina, Managing Partner, Giustina Resources
- Lynn K. Herbert, Manager, Herbert Lumber Company
- Katherine Keene, President and Chief Executive Officer, SAIF Corporation
- William A. Lansing, President and Chief Executive Officer, Menasha Forest Products
- Brian B. Obie, Chairman and Chief Executive Officer, Obie Media Corporation
- Richard C. Williams, Co-Founder and Former President and Chief Executive Officer, Centennial Bancorp

About Umpqua Holdings Corporation

Umpqua Holdings Corporation (NASDAQ: UMPQ) is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 63 stores throughout Oregon and Southwest Washington. Additionally, Umpqua Bank's Private Client Services Division provides tailored financial services and products to individual private customers. Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, which has nine locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Umpqua Holdings Corporation is headquartered in Portland, Oregon. For more information, visit www.umpquaholdingscorp.com.

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